40-33

811-2781

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

SEC MAIL PROCESSING RECEIVED MAY 02 2005 WASH, D.C. 185 SECTION

SEC MAIL PROCESSING RECEIVED APR 2 2005 WASH, D.C. 185 SECTION

April 27, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Parise v. Templeton Funds, Inc. and Templeton Global Advisors, Ltd., Case No. 03-L-2049*

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned action, which we previously reported to your office.

1. Notice of Removal along with Exhibits A through D
2. Notice to Clerk of Removal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

Encls.

05052108

PROCESSED
MAY 04 2005
THOMSON
FINANCIAL

16739-5

JS 44 (Rev. 3/99)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated

(b) County of Residence of First Listed Plaintiff: Madison

(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number)

Korein Tillery – Stephen M. Tillery
10 Executive Woods Court
Belleville, IL 62226 (see attachment)
(618) 277-1180

DEFENDANTS

Templeton Funds, Inc. and Templeton Global Advisors Limited

County of Residence of First Listed Defendant: Broward County, Florida

(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

Attorneys (If Known)

Pollack & Kaminsky – Daniel A. Pollack
114 West 47th Street
New York, NY 10036 (see attachment)
(212) 575-4700

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☑ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☑ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal

PERSONAL INJURY
- ☐ 362 Personal Injury— Med. Malpractice
- ☐ 365 Personal Injury — Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt.
- ☐ 730 & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce/ICC Rates/etc.
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 810 Selective Service
- ☐ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes
- ☐ 890 Other Statutory Actions

V. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

- ☐ 1 Original Proceeding
- ☑ 2 Removed from State Court
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transferred from another district (specify)
- ☐ 6 Multidistrict Litigation
- ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

(Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

Breach of fiduciary duty

VII. REQUESTED IN COMPLAINT:

☑ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $

CHECK YES only if demanded in complaint:

JURY DEMAND: ☑ Yes ☐ No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE DOCKET NUMBER

DATE: April 22, 2005

SIGNATURE OF ATTORNEY OF RECORD: Daniel A. Pollack

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE

For Plaintiffs:

Stephen M. Tillery #2834995
KOREIN TILLERY, LLC
10 Executive Woods Court
Swansea, Illinois 62226
Tel. (618) 277-1180

George A. Zelcs #3123738
KOREIN TILLERY, LLC
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Tel. (312) 641-9750

Eugene Barash #6280933
KOREIN TILLERY, LLC
701 Market Street, Suite 300
St. Louis, Missouri 63101
Tel. (314) 241-4844

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN & BALINT, P.C.
2901 N. Central Avenue, Suite 1000
Phoenix, Arizona 85012
Tel. (602) 274-1100

Robert L. King
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

For Defendants
Templeton Funds, Inc.
Templeton Global Advisors Limited

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 W. 47th Street
New York, New York 10036
Tel. 212 575-4700

Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
ARMSTRONG TEASDALE LLP
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
Tel. 314 621-5070

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
APR 22 2005
CLERK OF CIRCUIT COURT #18
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated,	Cause No: 03-L-2049
Plaintiffs,	
vs.	
Templeton Funds, Inc. and Templeton Global Advisors Limited,	
Defendants.	

NOTICE TO CLERK OF REMOVAL

To: Clerk of the Third Judicial Circuit,
Madison County, Illinois

You are hereby notified that Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited filed a Notice of Removal in the District Court of the United States for the Southern District of Illinois in the Clerk's Office thereof in East St. Louis, Illinois on the 22nd day of April, 2005. A copy of said Notice of Removal is attached hereto and hereby served upon you.

Dated: April 22, 2005

Respectfully submitted,

POLLACK & KAMINSKY

By: Daniel A. Pollack /emd

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: [signature]

Glenn E. Davis #6184597
Lisa M. Wood #6202911
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS TEMPLETON FUNDS, INC. AND TEMPLETON GLOBAL ADVISORS LIMITED

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 22nd day of April, 2005:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
2901 N. Central Ave., Suite 1000
Phoenix, Arizona 85012

Robert L. King
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

ATTORNEYS FOR PLAINTIFF

L. M. Wood
____

FILED
05 APR 22 AM 10: 58

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated,	)	Case No.: 05-CV-300-GPM
Plaintiffs,	)	
vs.	)	
Templeton Funds, Inc. and Templeton Global Advisors Limited,	)	
Defendants.	)	

NOTICE OF REMOVAL

Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited hereby provide notice of removal of this action to the United States District Court for the Southern District of Illinois, pursuant to 15 U.S.C. §§ 78bb(f)(2) and 77p(c), and 28 U.S.C. § 1446. The United States Court of Appeals for the Seventh Circuit held, on April 5, 2005, in Kircher v. Putnam Funds Trust, 2005 WL 757255 (copy annexed hereto as Exhibit A), that actions identical to this action are covered class actions involving a covered security within the meaning of the Securities Litigation Uniform Standards Act ("SLUSA"), that they may not be maintained in any State Court, and that they are removable to the Federal District Court for the district in which the action is pending (here, the Southern District of Illinois). SLUSA, 15 U.S.C. § 78bb(f)(2), provides as follows:

(2) Removal of covered class actions

> Any covered class action brought in any State court involving a covered security, as set forth in paragraph (1), shall be removable to the Federal district court for the district in which the action is pending, and shall be subject to paragraph (1).

In further support of this Notice of Removal, Defendants aver as follows:

1. On December 22, 2003, the Complaint in this action was filed in the Circuit Court of Madison County in the State of Illinois.

2. On February 13 and 23, 2004, the Summons and Complaint in this action were served on Templeton Funds, Inc. in San Mateo, California and Templeton Global Advisors Limited in Nassau, Bahamas, respectively (copy of Summons and Complaint annexed hereto as Exhibit B).

3. On March 15, 2004, Defendants removed this action to the United States District Court for the Southern District of Illinois and it was assigned Civil Case Number 04-179-GPM.

4. On March 30, 2004, Chief Judge Murphy remanded this action to the Circuit Court of Madison County.

5. Since remand, no activity has taken place in the Circuit Court of Madison County other than the following:

a. Defendant Templeton Global Advisors Limited moved for dismissal of the Complaint for lack of personal jurisdiction — no answering papers have yet been filed by Plaintiff (copy annexed hereto as Exhibit C);

b. Defendant Templeton Funds, Inc. answered and moved for the dismissal of the Complaint pursuant to the doctrine of interstate forum non conveniens — no answering papers have yet been filed by Plaintiff (copies annexed hereto as Exhibit D);

c. Limited discovery on the personal jurisdiction and forum non conveniens motions has occurred, but there has been no discovery whatsoever on the merits of the Complaint.

6. On April 5, 2005, as noted above, the Seventh Circuit ruled that state law class action claims identical to those alleged in the Complaint are foreclosed and blocked by SLUSA. The Court of Appeals **ordered** the United States District Court to undo the prior remand orders and dismiss plaintiffs' state law claims. See Kircher, supra.

7. On the basis of the April 5, 2005 Order of the Seventh Circuit, it is now clear that this action "is or has become removable" (see 28 U.S.C. § 1446(b) and 15 U.S.C. § 78bb(f)(2) and § 77p(c)).

8. Pursuant to 28 U.S.C. § 1446(d), a copy of this Notice of Removal is being served on the Clerk of the Circuit Court of Madison County in the State of Illinois and on Plaintiff's Counsel.

Wherefore, Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited hereby remove this action to the United States District Court for the Southern District of Illinois.

Dated: April 22, 2005

Respectfully submitted,

POLLACK & KAMINSKY

By: Daniel A. Pollack /lmw

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: L. M. Wood

Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS TEMPLETON FUNDS, INC. AND TEMPLETON GLOBAL ADVISORS LIMITED.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 22nd day of April, 2005:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
2901 N. Central Ave., Suite 1000
Phoenix, Arizona 85012

Robert L. King
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

ATTORNEYS FOR PLAINTIFF

[signature]

H

Briefs and Other Related Documents

United States Court of Appeals,
Seventh Circuit.
Carl KIRCHER and Robert Brockway, individually and on behalf of a class, et al., Plaintiffs-Appellees,
v.
PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, et al., Defendants-Appellants.
Nos. 04-1495, 04-1496, 04-1608, 04-1628, 04-1650, 04-1651, 04-1660, 04-1661, 04-2687.

Argued Jan. 7, 2005.
Decided April 5, 2005.

Background: Mutual fund investors brought state-court putative class actions against funds, asserting under state law that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs. Funds removed actions under Securities Litigation Uniform Standards Act (SLUSA). The United States District Court for the Southern District of Illinois, G. Patrick Murphy, Chief Judge, David R. Herndon, J., and Michael J. Reagan, J., remanded actions. The Court of Appeals, 373 F.3d 847, ruled that remand orders were appealable.

Holdings: Subsequently, the Court of Appeals, Easterbrook, Circuit Judge, held that:
(1) SLUSA preempted actions that defined their classes according to holding of shares between specified dates, and
(2) SLUSA also preempted action that defined its class as investors who held shares between two specified dates but did not purchase or sell shares during that period.
Reversed and remanded with instructions.

[1] Securities Regulation ⚿**278**

349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act's (SLUSA) language precluding state-court securities fraud class actions, i.e. Act's "untrue statement or omission" and "manipulative or deceptive device" clauses, have same scope as their antecedents in § 10(b) and Rule 10b-5. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), as amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5.

[1] States ⚿**18.77**
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act's (SLUSA) language precluding state-court securities fraud class actions, i.e. Act's "untrue statement or omission" and "manipulative or deceptive device" clauses, have same scope as their antecedents in § 10(b) and Rule 10b-5. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), as amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5.

[2] Securities Regulation ⚿**278**
349Bk278 Most Cited Cases
Purpose of Securities Litigation Uniform Standards Act (SLUSA) is to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation contained in Private Securities Litigation Reform Act (PSLRA). Securities Act of 1933, as amended, 15 U.S.C.A. § 77p; Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[2] States ⚿**18.77**
360k18.77 Most Cited Cases

Purpose of Securities Litigation Uniform Standards Act (SLUSA) is to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation contained in Private Securities Litigation Reform Act (PSLRA). Securities Act of 1933, as amended, 15 U.S.C.A. § 77p; Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[3] Securities Regulation ⚿278
349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual funds investors' state-court direct class actions against funds asserting state-law claims that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs; classes were defined as investors who held shares of given fund between two specified dates, and any class of "all holders" during even single day contained many purchasers and sellers, placing actions within SLUSA's "in connection with the purchase or sale" language. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[3] States ⚿18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual funds investors' state-court direct class actions against funds asserting state-law claims that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs; classes were defined as investors who held shares of given fund between two specified dates, and any class of "all holders" during even single day contained many purchasers and sellers, placing actions within SLUSA's "in connection with the purchase or sale" language. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[4] Securities Regulation ⚿278
349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual fund investors' state-court direct class action against fund asserting state-law claim that fund's misconduct in setting prices had left fund vulnerable to exploitation by arbitrageurs, even though class was defined as investors who held shares between two specified dates but did not purchase or sell shares during that period; i.e., fact that action could not have proceeded as private action for damages under Rule 10b-5, but rather had to be brought either as derivative action or by public prosecutor, did not render SLUSA inapplicable. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), 28, as amended, 15 U.S.C.A. §§ 78j(b), 78bb; 17 C.F.R. § 240.10b-5.

[4] States ⚿18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual fund investors' state-court direct class action against fund asserting state-law claim that fund's misconduct in setting prices had left fund vulnerable to exploitation by arbitrageurs, even though class was defined as investors who held shares between two specified dates but did not purchase or sell shares during that period; i.e., fact that action could not have proceeded as private action for damages under Rule 10b-5, but rather had to be brought either as derivative action or by public prosecutor, did not render SLUSA inapplicable. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), 28, as amended, 15 U.S.C.A. §§ 78j(b), 78bb; 17 C.F.R. § 240.10b-5.
George A. Zelcs, Eugene Y. Barash, Robert L. King , Korein Tillery, Chicago, IL, John J. Stoia, Jr., Milberg, Weiss, Bershad, Hynes & Lerach, San Diego, CA, Francis J. Balint, Jr., Bonnett, Fairbourn, Friedman & Balint, Phoenix, AZ, for Plaintiffs-Appellees.

Rebecca R. Jackson, Bryan Cave, Jon A. Santangelo, Stinson, Morrison & Hecker, St. Louis, MO, Matthew R. Kipp, Skadden, Arps, Slate, Meagher & Flom, Chicago, IL, Gordon R. Broom, Regina L. Wells, Burroughs, Hepler, Broom, MacDonald & Hebrank, Edwardsville, IL, Steven B. Feirson, Dechert, Price & Rhoads, Philadelphia,

PA, Mark A. Perry (argued), Gibson, Dunn & Crutcher, Washington, DC, for Defendants-Appellants.

Before EASTERBROOK, RIPPLE, and WOOD, Circuit Judges.

EASTERBROOK, Circuit Judge.

*1 Complaints filed in the circuit court of Madison County, Illinois, charge several mutual funds with setting prices in a way that arbitrageurs can exploit. The funds removed the suits to federal court and asked the district judges to dismiss them under the Securities Litigation Uniform Standards Act of 1998 (SLUSA). Instead the federal judges remanded each suit. Last year we held that these remands are appealable. See *Kircher v. Putnam Funds Trust,* 373 F.3d 847 (7th Cir.2004). Now we must decide whether SLUSA blocks litigation in state court. (Plaintiffs have asked us to overrule our decision about appellate jurisdiction, but their arguments are unpersuasive.)

Mutual funds must set prices at which they sell and redeem their own shares once a day, and must do so at the net asset value of the funds' holdings. (All of the defendants, which operate in interstate and international commerce, are regulated under the Investment Company Act of 1940; we call them "mutual funds" for convenience.) Each defendant sets that price at 4 p.m. Eastern time, shortly after the New York Stock Exchange closes. Orders placed before the close of business that day are executed at this price.

When the funds hold assets that trade in competitive markets, they must value the assets at their market price. 15 U.S.C. § 80a-2(a)(41)(B)(ii), 17 C.F.R. § 270.2a-4(a). Defendants implement this requirement by valuing securities at the closing price of the principal exchange or market in which the securities are traded. For domestic securities this yields a current price; for securities of foreign issuers, however, it may produce a price that is as much as 15 hours old. (European markets close 5 or 6 hours ahead of New York; Asian markets close 12 to 15 hours before New York.)

Many securities trade on multiple markets or over the counter. Stock of a Japanese firm that closes in Tokyo at ¥10,000 might trade in Frankfurt at i 75.22 (equivalent to ¥10,500) between the close in Tokyo and the close in New York--but the mutual fund nonetheless would value each share at ¥ 10,000, because that was its most recent price in the issuer's home market. If foreign stocks move predominantly up during this interval (or if one foreign security moves substantially higher), the mutual fund as a whole would carry a 4 p.m. price below what would be justified by the latest available information, and an arbitrageur could purchase shares before 4 p.m. with a plan to sell the next day at a profit. Likewise arbitrageurs could gain if the foreign stock falls after the close in its home market, and the arbitrageur knows that the U.S. mutual fund will be overpriced at 4 p.m. relative to the price it is likely to have the next trading day when new information from abroad finally is reflected in the fund's valuation. See Richard L. Levine, Yvonne Cristovici & Richard A. Jacobsen, *Mutual Fund Market Timing,* Federal Lawyer 28 (Jan.2005).

A short-swing-trading strategy would not be attractive unless the foreign securities' prices had moved enough to cover the transactions costs of matched purchases and sales of the mutual fund shares, but for no-load funds that have substantial investments in foreign markets this condition sometimes is satisfied. Arbitrageurs then make profits with slight risk to themselves, diverting gains from the mutual funds' long-term investors while imposing higher administrative costs on the funds (whose operating expenses rise with each purchase and redemption). Plaintiffs contend that the mutual funds acted recklessly in failing to block arbitrageurs from reaping these profits. Available means might include levying fees on short-swing transactions, adopting to a front-end-load charge, reducing the number of trades any investor can execute (or deferring each trade by one day), and valuing the securities of foreign issuers at the most current price in *any* competitive market (organized or over the counter), and not just the closing price on the issuers' home stock exchanges. Some mutual funds have begun to take steps to curtail arbitrage, while disclosing residual vulnerabilities more prominently, but the litigation targets those funds that have not done so (or targets the period before a given fund acted).

*2 SLUSA added to the Securities Act of 1933 and the Securities Exchange Act of 1934 parallel provisions curtailing certain class actions under state law. As in last year's jurisdictional opinion, we limit attention to § 16 of the 1933 Act, 15 U.S.C. § 77p, because the additions to the 1934 Act are functionally identical. See 15 U.S.C. § 78bb. As amended by SLUSA, § 77p(b) reads:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
> (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

Investments in mutual funds are "covered securities," see § 77p(f)(3), and all of these suits are "covered class actions," see § 77p(f)(2), because plaintiffs seek to represent more than 50 investors and each action is direct rather than derivative. (Derivative proceedings are not "covered class actions". See § 77p(f)(2)(B). See also *Burks v. Lasker,* 441 U.S. 471, 99 S.Ct. 1831, 60 L.Ed.2d 404 (1979), and *Kamen v. Kemper Financial Services, Inc.,* 500 U.S. 90, 111 S.Ct. 1711, 114 L.Ed.2d 152 (1991), which note that state-law derivative claims may proceed against federally regulated mutual funds.) Section 77p(d) contains a number of additional exceptions, but plaintiffs do not contend that any of them applies to these actions. Thus everything turns on subsection (b), which forecloses a suit based on state law in which a private class alleges "(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security."

[1][2] That familiar language comes from Rule 10b-5, 17 C.F.R. § 240.10b-5, which is based on § 10(b) of the 1934 Act, 15 U.S.C. § 78j(b). Rule 10b-5 reads:

> It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange,
> (a) To employ any device, scheme, or artifice to defraud,
> (b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or
> (c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

Every court of appeals to encounter SLUSA has held that its language has the same scope as its antecedent in Rule 10b-5. *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* 395 F.3d 25, 34-36 (2d Cir.2005); *Rowinski v. Salomon Smith Barney Inc.,* 398 F.3d 294, 299 (3d Cir.2005); *Green v. Ameritrade, Inc.,* 279 F.3d 590, 596-97 (8th Cir.2002); *Falkowski v. Imation Corp.,* 309 F.3d 1123, 1131 (9th Cir.2002), amended, 320 F.3d 905 (2003); *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* 292 F.3d 1334, 1342- 43 (11th Cir.2002). We agree with this conclusion. SLUSA is designed to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation in the Private Securities Litigation Reform Act of 1995. See *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* 332 F.3d 116, 122-24 (2d Cir.2003) (discussing how PSLRA and SLUSA work). SLUSA can do its job only if subsection (b) covers those claims that engage Rule 10b-5 (and thus come within the 1995 statute) if presented directly under federal law; this is why SLUSA borrows the Rule's language. Unfortunately, however, the other circuits do not agree among themselves (or with the SEC) what Rule 10b-5 itself means. The phrase "in connection with the purchase or sale" of a security is the sticking point.

*3 [3] The Supreme Court held in *Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723, 95 S.Ct. 1917, 44 L.Ed.2d 539 (1975), that investors who neither purchase nor sell securities may not collect damages in private litigation under § 10(b) and Rule 10b-5, even if failure to purchase or sell was the result of fraud. Assuming that SLUSA's "in connection with" language means "able to pursue a private right of action after *Blue Chip Stamps,*" plaintiffs attempted to frame complaints that avoid any allegations of purchase or sale. All but one of the classes is defined as investors who held shares of a given mutual fund between two specified dates. As an effort to evade SLUSA, this class definition is a flop: some of the investors who held shares during the class period must have purchased their interest (or increased it) during that time; others, who owned shares at the beginning of the period, undoubtedly sold some or all of their investment during the window. Each of the funds has substantial daily turnover, so the class of "all holders" during even a single day contains many purchasers and sellers. All of these class actions therefore must be dismissed. (Plaintiffs do not contend that any *other* part of SLUSA is pertinent; in particular, they did not argue in their briefs--and did not maintain at oral argument despite the court's invitation--that their suits allege mismanagement rather than deceit or manipulation. See *Santa Fe Industries, Inc. v. Green,* 430 U.S. 462, 97 S.Ct. 1292, 51 L.Ed.2d 480 (1977). Counsel for the plaintiffs declined to explain how state law would support a direct action that did not rely on deceit or manipulation. A claim based on mismanagement likely would need to be cast as a derivative action, which none of these suits purports to be. Nor does any of the suits assert that a mutual fund broke a promise, so that state contract law would supply a remedy.)

[4] The complaint in *Spurgeon v. Pacific Life Insurance Co.* avoids this pitfall. It defines the class as all investors who held the fund's securities during a defined period *and* neither purchased nor sold shares during that period. *Blue Chip Stamps* would prevent such a private action from proceeding under Rule 10b-5. Plaintiffs insist that any private action that is untenable after *Blue Chip Stamps* also is unaffected by SLUSA. The district judge, agreeing with this perspective, remanded *Spurgeon* to state court.

An equation between SLUSA's coverage and the scope of private damages actions under Rule 10b-5 has the support of the second circuit (*Dabit*), the eighth circuit (*Green*), and the eleventh circuit (*Riley*). The ninth circuit (*Falkowski*), by contrast, has written that coverage of SLUSA tracks the coverage of § 10(b) and Rule 10b-5 when enforced by *public* plaintiffs (the SEC or a criminal prosecutor). The third circuit (*Rowinski*) has reserved decision on this issue. The Securities and Exchange Commission filed a brief in *Dabit* as amicus curiae supporting the view that SLUSA tracks the full scope of § 10(b) and Rule 10b-5, not just their enforcement in private actions. The way the *Spurgeon* class has been defined prevents us from following the third circuit's path: we must answer the question rather than postpone its resolution.

*4 To say that SLUSA uses the same language as § 10(b) and Rule 10b-5 is pretty much to resolve the point. Section 10(b) defines a federal crime, and it also permits the SEC to enforce the prohibition through administrative proceedings. Invocation of this anti-fraud rule does not depend on proof that the agency or United States purchased or sold securities; instead the "in connection with" language ensures that the fraud occurs in securities transactions rather than some other activity. See *SEC v. Zandford,* 535 U.S. 813, 821-22, 122 S.Ct. 1899, 153 L.Ed.2d 1 (2002); *Superintendent of Insurance v. Bankers Life & Casualty Co.,* 404 U.S. 6, 12, 92 S.Ct. 165, 30 L.Ed.2d 128 (1971).

Blue Chip Stamps came out as it did not because § 10(b) and Rule 10b-5 are limited to situations in which the plaintiff itself traded securities, but because a private right of action to enforce these provisions is a judicial creation and the Court wanted to confine these actions to situations where litigation is apt to do more good than harm. The Justices observed that anyone can *say* that a failure to trade bore some relation to what the issuer did (or didn't) disclose, but that judges and juries would have an exceedingly hard time knowing whether a given counterfactual claim ("I *would have* traded, if only ...") was honest. The Court thought it best to limit private actions to harms arising out of actual trading, which narrows the affected class and simplifies proof, while leaving other securities offenses to public prosecutors.

Decisions since *Blue Chip Stamps* reiterate that it deals with private actions alone and does not restrict coverage of the statute and regulation. See *United States v. O'Hagan,* 521 U.S. 642, 664, 117 S.Ct. 2199, 138 L.Ed.2d 724 (1997); *Holmes v. SIPC,* 503 U.S. 258, 284, 112 S.Ct. 1311, 117 L.Ed.2d 532 (1992); *United States v. Naftalin,* 441 U.S. 768, 774 n. 6, 99 S.Ct. 2077, 60 L.Ed.2d 624 (1979). By depicting their classes as containing entirely non-traders, plaintiffs do not take their claims outside § 10(b) and Rule 10b-5; instead they demonstrate only that the claims must be left to public enforcement. It would be more than a little strange if the Supreme Court's decision to block private litigation by non-traders became the opening by which that very litigation could be pursued under state law, despite the judgment of Congress (reflected in SLUSA) that securities class actions must proceed under federal securities law or not at all. *Blue Chip Stamps* combined with SLUSA may mean that claims of the sort plaintiffs want to pursue must be litigated as derivative actions or committed to public prosecutors, but this is not a good reason to undercut the statutory language.

Could the SEC maintain an action under § 10(b) and Rule 10b-5 against municipal funds that fraudulently or manipulatively increased investors' exposure to arbitrage? Suppose the funds stated in their prospectuses that they took actions to prevent arbitrageurs from exploiting the fact that each fund's net asset value is calculated only once a day. That statement, if false (and known to be so), could support enforcement action, for the deceit would have occurred in connection with investors' purchases of the funds' securities. Similarly, if these funds had stated bluntly in their prospectuses (or otherwise disclosed to investors) that daily valuation left no-load funds exposed to short-swing trading strategies, that revelation would have squelched litigation of this kind.

*5 These observations show that plaintiffs' claims depend on statements made or omitted in connection with *their own* purchases of the funds' securities. They could have brought them directly under Rule 10b-5 in federal court (to the extent that the purchases occurred within the period of limitations). Indeed, most of the approximately 200 suits filed against mutual funds in the last two years alleging that the home-exchange-valuation rule can be exploited by arbitrageurs have been filed in federal court under Rule 10b-5. Our plaintiffs' effort to define non-purchaser-non-seller classes is designed to evade PSLRA in order to litigate a securities class action in state court in the hope that a local judge or jury may produce an idiosyncratic award. It is the very sort of maneuver that SLUSA is designed to prevent.

We hold that SLUSA is as broad as § 10(b) itself and that limitations on private rights of action to enforce § 10(b) and Rule 10b-5 do not open the door to litigation about securities transactions under state law. Plaintiffs' claims are connected to their own purchases of securities and thus are blocked by SLUSA, whose preemptive effect is not confined to knocking out state-law claims by investors who have *winning* federal claims, as plaintiffs suppose. It covers both good and bad securities claims--*especially* bad ones. The judgments of the district courts are reversed, and the cases are remanded with instructions to undo the remand orders and dismiss plaintiffs' state-law claims.

--- F.3d ----, 2005 WL 757255 (7th Cir.(Ill.))

Briefs and Other Related Documents (Back to top)

- 04-2687 (Docket) (Jul. 06, 2004)
- 04-1660 (Docket) (Mar. 18, 2004)
- 04-1661 (Docket) (Mar. 18, 2004)

- 04-1650 (Docket) (Mar. 17, 2004)
- 04-1651 (Docket) (Mar. 17, 2004)
- 04-1628 (Docket) (Mar. 15, 2004)
- 04-1608 (Docket) (Mar. 12, 2004)
- 04-1495 (Docket) (Mar. 01, 2004)
- 04-1496 (Docket) (Mar. 01, 2004)

END OF DOCUMENT

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

ALIAS SUMMONS

PARISE JOSEPH JR AS TRUSTEE OF THE ICON MECHANICAL
PLAINTIFF

VS. CASE No. 2003 L 002049

TEMPLETON FUNDS INC
R/A MURRAY L SIMPSON
ONE FRANKLIN PARKWAY
SAN MATEO CA 94403-1906
DEFENDANT

TO EACH OF THE ABOVE NAMED DEFENDANTS:

You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Clerk of this Court, within 30 days after the service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

This summons may not be served later than 30 days after its date.

Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois, this FEBRUARY 5, 2004

MATT MELUCCI
CLERK OF THE CIRCUIT COURT

(SEAL)

BY: Melodie Smith
Deputy Clerk

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

KOREIN TILLERY
GATEWAY ONE ON THE MALL
701 MARKET ST., SUITE 300
ST. LOUIS, MO 63101-1820

Date of Service:____________________, 20_____.
(To be inserted by officer on the copy left with the defendant or other person)

EXHIBIT
tabbles
B

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

HIGGS & JOHNSON
RECEIVED BY: MJK
DATE: 23rd Feb 2004.
TIME: 4:30 P.M.

ALIAS SUMMONS

PARISE JOSEPH JR AS TRUSTEE OF THE ICON MECHANICIAL
PLAINTIFF

CASE No. 2003 L 002049

VS.

TEMPLETON GLOBAL ADVISORS LIMITED
R/A JEFFREY EVERETT, LYFORD CAY
WEST BAY STREET
NASSAU, BAHAMAS
DEPENDANT

TO EACH OF THE ABOVE NAMED DEFENDANTS:

You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Clerk of this Court, within 30 days after this service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

This summons may not be served later than 30 days after its date.

Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois, this FEBRUARY 5, 2004.

MATT MELUCCI
CLERK OF THE CIRCUIT COURT

(SEAL)

Melodie Smith

BY:______________________________
Deputy Clerk

==

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

KOREIN TILLERY
GATEWAY ONE ON THE MALL
701 MARKET ST., SUITE 300
ST. LOUIS, MO 63101-1820

Date of Service:____________________, 20_____.
(To be inserted by officer on the copy left with the defendant or other person)

STATE OF ILLINOIS)
MADISON COUNTY) ss.

I, ______________________, Sheriff of said county, have dulyserved the within summons on the defendant ______________________ by leaving a copy thereof with said defendant personally, on the ______ day of ______________________, 20____.

I have duly served the said summons on the defendant, ______________________ on the ______ day of ______________________, 20______, by leaving a copy of said summons on said date at his usual place of abode with ______________ ______________________, a person of the family of said ______________________ of the age of 13 years or upwards and by informing such persons with whom said summons was left of the contents thereof and by also sending a copy of said summons on the ______ day of ______________, 20______, in a sealed envelope, with postage fully prepaid, addressed to said defendant ______________________, at his usual place of abode, as stated hereinabove in my return.

Dated this ______ day of ______________________, 20______.

____
Sheriff

Sheriff's Fees

Service................$__________

Making Copies..........$__________

______ Miles Travel....$__________

Cost of mailing copies.$__________

Return.................$__________

Total..................$__________

PARISE JOSEPH JR AS TRUSTEE OF THE ICON MECHANICIAL
PLAINTIFF

vs.

TEMPLETON GLOBAL ADVISORS LIMITED
R/A JEFFREY EVERETT,LYFORD CAY
WEST BAY STREET
NASSAU, BAHAMAS
DEFENDANT

FILED
DEC 22 2003
CLERK OF CIRCUIT COURT #5
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

JOSEPH PARISE, JR., AS TRUSTEE OF THE ICON MECHANICAL CONSTRUCTION AND ENGINEERING 401K RETIREMENT SAVINGS PLAN, individually and on behalf of all others similarly situated,

Plaintiff,

vs.

TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED

Defendants.

Cause No. 03-L-2049

COMPLAINT

Plaintiff, Joseph A. Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited states as follows:

1. At all times relevant herein, Plaintiff Parise served as a Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan ("Icon Plan"). The Icon Plan is sponsored by Icon Mechanical Construction and Engineering, LLC. ("Icon Mechanical"). Icon Mechanical's principal place of business is within Madison County, in Granite City, Illinois. The Icon Plan was established by Icon Mechanical on October 1, 1997, to serve as a retirement savings vehicle for Icon Mechanical employees. At all times relevant herein, the Icon Plan has owned and held shares in Templeton Foreign for the purpose of long term investing in international securities.

2. Defendant, Templeton Funds, Inc. ("Templeton Funds"), is a Maryland corporation with its principal place of business in Fort Lauderdale, Florida. Templeton Funds is the registrant of the Templeton Foreign Fund ("Templeton Foreign"). Defendant Templeton Funds does business in the State of Illinois and is registered as a mutual fund in the State of Illinois. Defendant, Templeton Funds, has consented to the jurisdiction of Illinois courts. Defendant Templeton Funds at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant Templeton Funds maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant Templeton Funds has significant contacts with Madison County and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

3. Defendant, Templeton Foreign Global Advisors Limited ("Templeton Advisor") is a Bahamas corporation with its principal place of business in Lyford Cay, Nassau, Bahamas. The day-to-day tasks associated with running the business of Templeton Foreign, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant Templeton Advisor has been contracted to serve as the investment manager for the Templeton Foreign Fund. As the investment manager for Templeton Foreign, Defendant Templeton Advisor selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant Templeton Advisor has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Templeton Foreign's business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant Templeton Advisor utilizes an interactive web site to

communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

4. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

5. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

6. The foreign securities purchased by Defendants' fund for its portfolio are principally traded in securities markets outside of the United States.

7. Open end mutual funds such as Defendants' fund have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

8. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

9. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

10. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time

11. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' fund portfolio are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

12. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity indexes, ADRs, foreign currency futures markets and the correlations between the value of the fund's securities and these benchmarks, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

13. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

14. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

15. Because many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' fund are stale and do not reflect price relevant information available subsequent to the foreign securities' last trades that will affect the value of such securities.

16. During the interval that elapses between the time that Defendants set the fund share NAV on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

17. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends,

and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

18. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

19. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

20. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

21. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern

time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

22. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours..

23. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

24. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

25. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

26. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

27. A significant portion of the underlying foreign securities in the Defendants' fund portfolio are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs, and foreign currency futures, impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

28. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' fund shares is to buy shares on days when the United States market moves up and to

sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' fund on any particular business day. Because Defendants cannot buy or sell the foreign securities in the fund's underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

29. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' fund shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

30. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' fund shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

31. Shares in Defendants' fund can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

32. In addition to taking a windfall profits at the expense of fellow shareholders who are non-trading long term buy and hold investors, market timing traders dilute the ownership interests and voting rights of such fellow long-term shareholders.

33. Market timing traders pay cash to Defendants' fund when they purchase discounted shares. Market timing traders receive cash from Defendants' fund when they sell (redeem) their shares at a premium. Long term shareholders suffer a dilution of their equity interests and voting rights in both instances. When market timing traders are able to buy shares at a discount, long term contract holders suffer dilution because the cash received by the fund for each of the shares purchased is less than the per share value of the underlying foreign securities due to the stale pricing method utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, long term shareholders suffer dilution because the cash paid out by the fund for each of the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing method utilized by Defendants. In both instances, long term shareholders' equity interests and voting rights are diluted.

34. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets, world equity index market trading, ADRs, and foreign currency futures and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn risk free returns. Unlike other market timing based trading, market timers who trade Defendants' shares do not have to look into the future to time their purchases and redemptions of shares. Rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

35. Plaintiff bring this complaint as a class action against Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited and pursuant to §5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United

States who have held shares of Templeton Foreign for more than fourteen days. The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family members of any such person. Also excluded is any judge who may preside over this case.

36. Plaintiff is a member of the class and will fairly and adequately assert and protect the interests of the class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the class. Plaintiff has retained attorneys who are experienced in class action litigation.

37. Members of the class are so numerous that joinder of all members is impracticable.

38. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis price relevant information available after the close of the exchange in which Templeton Foreign's portfolio of securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities and the setting of their daily NAV;

ii. whether defendants failed to properly implement Templeton Foreign's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement Templeton Foreign's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to protect Templeton Foreign's long term shareholders from market timing traders using fund shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of defendants to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

v. whether plaintiff and the class have been damaged and, if so,

vi. the extent of such damages.

41. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

42. The class action method is appropriate for the fair and efficient prosecution of this action.

43. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

COUNT I - NEGLIGENCE

Plaintiff Parise individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants Templeton Funds and Templeton Advisor, states as follows:

44. Plaintiff repeat and incorporate by reference paragraphs 1 through 43 as if fully set forth herein.

45. Defendant Templeton Funds operates Templeton Foreign as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

46. Defendant Templeton Advisor serves as the investment manager for Templeton Foreign. Defendant Templeton Advisor provides, among other things, portfolio management services and selects the securities for Templeton Foreign to buy, hold or sell. Templeton Foreign pays Defendant Templeton Advisor set fees based on the percentage of assets under management for managing Templeton Foreign's assets. Defendant Templeton Advisor's compensation and management of the Templeton Foreign are required to be reviewed and approved by Defendant Templeton Funds' board of trustees.

47. At all times relevant hereto, Plaintiff Parise has held shares in Templeton Foreign.

48. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in long term shareholders' equity interests and voting rights.

49. Defendants were negligent in one or more of the following ways:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Templeton Foreign's portfolio of securities trade, but before the setting of the NAV, which was likely to change the value of the securities and the setting of their NAV;

ii. failing to properly adjust the value of Templeton Foreign's portfolio securities and the setting of their NAV's when price relevant information available after the close of the exchange on which the portfolio's securities trade, but before the setting of the NAV, indicated a change in the value of the securities;

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton Foreign's shares at the expense of long term shareholders; and/or

iv. not knowing that closing prices for the foreign securities held by Templeton Foreign and used by defendants to calculate NAV for said fund did not represent current market value because inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchange on which those foreign securities trade closed and before defendants calculate NAV and share price.

50. As a direct and proximate result of the Defendants' negligence, Plaintiff Parise and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Foreign and Templeton Global Advisors Limited as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Templeton Foreign for a period of more than fourteen days during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suit, and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY AS TO COUNT I

COUNT II – WILFUL AND WANTON CONDUCT

Plaintiff Parise individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants Templeton Funds and Templeton Advisor, states as follows:

51. Plaintiff repeat and incorporate by reference paragraphs 1 through 48 as if fully set forth herein.

52. Defendants knew that the closing prices for the foreign securities held by Templeton Foreign and used by Defendants to calculate NAV for said Fund did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchange on which those foreign securities trade closed and before defendants calculated NAV and share price.

53. With utter indifference or conscious disregard for Plaintiff Parise's investment and the investments of similarly situated fund shareholders, Defendants breached their duties to Plaintiff Parise and similarly situated shareholders by, inter alia:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Templeton Foreign's portfolio of securities trade, but before the setting of the NAV, which was likely to change the value of the securities and the setting of their NAV;

ii. failing to properly adjust the value of Templeton Foreign's portfolio of securities and the setting of their NAV when price relevant information available after the close of the exchange on which the portfolio's securities trade, but before the setting of the NAV, indicated a change in the value of the securities;

iii. failing to implement Templeton Foreign's portfolio valuation and share pricing policies and procedures; and/or,

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton Foreign's shares at the expense of long term shareholders.

54. As a direct and proximate result of the Defendants' willful and wanton conduct, Plaintiff Parise and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Funds, Inc. and Templeton Global Advisors Limited as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Templeton Foreign for a period of more than fourteen days during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY AS TO COUNT II

Joseph Parise, Jr, as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all other similarly situated

KOREIN TILLERY, LLC

BY: ______________________
Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618.277.1180
Facsimile: 314.241.3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312.641.9750
Facsimile: 312.641.9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
701 Market Street, Suite 300
St. Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

Bonnett, Fairbourn, Friedman
& Balint, P.C.
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
DEC 22 2003
CLERK OF CIRCUIT COURT #5
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

JOSEPH PARISE, JR., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, Individually and on behalf of all others similarly situated, Plaintiffs, vs. TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED Defendants.	)	Cause No. 03-L-2049

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

Stephen M. Tillery
STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF St. Clair)

Subscribed and sworn to before me, a Notary Public, this 22nd day of December, 2003.

Charlotte Mabry
Notary Public

My commission expires:

"OFFICIAL SEAL"
Charlotte A. Mabry
Notary Public, State of Illinois
My Commission Exp. 06/21/2007

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
JUN 11 2004
CLERK OF CIRCUIT COURT #15
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	Cause No: 03L- 2049
vs.	)	
Templeton Funds, Inc. and Templeton Global Advisors Limited,	)	
Defendants.	)	

MOTION OF TEMPLETON GLOBAL ADVISORS LIMITED TO DISMISS FOR LACK OF PERSONAL JURISDICTION: § 5/2-301 ILL. CODE CIV. PROC.

Defendant Templeton Global Advisors Limited ("Global Advisors"), by its attorneys, respectfully moves the Court to dismiss this action as to it pursuant to Section 5/2-301 of the Illinois Code of Civil Procedure on the ground that personal jurisdiction over Global Advisors does not exist in this Court.

In support of its motion, Global Advisors states as follows:

I. The Complaint

1. The Complaint is brought by an alleged investor in a mutual fund (the "Fund"), purporting to sue on behalf of himself and a putative class of investors in that Fund. The Complaint names two defendants, Templeton Funds, Inc., a sponsor of the Florida-based Fund, and Global Advisors, the Bahamas-based adviser to the Fund.

2. The Complaint alleges that defendants improperly value the Fund's shares at 4:00 p.m. E.S.T. using the last trade price in the home market of each foreign security held by the

EXHIBIT
C

Fund (Cplt. ¶ 12). The Complaint alleges that those foreign prices are "stale" since they do not reflect the current value of those shares at 4:00 p.m. E.S.T. when the value of the Fund shares is determined (Cplt. ¶ 16). It then claims that defendants' use of stale prices injures Fund shareholders, because market-timing traders take advantage of the stale prices to obtain excess profits at the expense of the Fund and its shareholders. Market-timing traders allegedly make improper profits when they either purchase Fund shares from the Fund at a "discount" or redeem Fund shares to the mutual fund at a "premium." (Cplt. ¶¶ 29-34).

3. The Complaint alleges that as a result of that trading by "market timers": (a) the Fund assets (and thus the value of each share of that Fund) are reduced; (b) the Fund suffers increased trading and transaction costs; (c) the Fund's strategies are disrupted; and (d) the Fund incurs lost opportunity costs and is subjected to "asset swings." (Cplt. ¶¶ 35-36).

II. Ground for Dismissal: Section 5/2-301 — Lack of Personal Jurisdiction

4. The Illinois courts, and the United States Supreme Court, have recognized two distinct types of personal jurisdiction: general and specific. See Helicopteros Nacionales de Colombia, S.A. v. Hall, 466 U.S. 408, 414-15 (1984); Radosta v. Devil's Head Ski Lodge, 172 Ill. App. 3d 289, 526 N.E.2d 561 (1988); Rokeby-Johnson v. Derek Bryant Insurance Brokers, Ltd., 230 Ill. App. 3d 308, 594 N.E.2d 1190 (1992). For general personal jurisdiction, a defendant's contacts with Illinois must be "substantial" as well as "continuous and systematic." Helicopteros, 466 U.S. at 415-16; Khan v. Van Remmen, Inc., 325 Ill. App. 3d 49, 756 N.E.2d 902 (2001); Kadala v. Cunard Lines, Ltd., 226 Ill. App. 3d 302, 589 N.E.2d 802, 810 (1992); Huck v. Northern Indiana Public Service Co., 117 Ill. App. 3d 837, 453 N.E.2d 1365 (1983). For specific jurisdiction, a defendant must have "purposefully directed" its activities at Illinois and the claims for relief must directly "arise out of or relate" to those activities. Helicopteros, 466

U.S. at 414. This Court has neither general nor specific personal jurisdiction over Global Advisors.

a. **General Personal Jurisdiction** — The Court lacks general personal jurisdiction over Global Advisors because:

(i) Global Advisors is a corporation organized under the laws of the Bahamas with its principal place of business in Lyford Cay, Bahamas;

(ii) None of Global Advisors' approximately 50 employees, officers and directors is located in Illinois;

(iii) Global Advisors has no office and no business records in Illinois. Its sole office is in the Bahamas. Its records are located generally in the Bahamas and Florida;

(iv) Global Advisors is not licensed or qualified to do business in Illinois;

(v) Global Advisors has no phone number or agent for service of process in Illinois;

(vi) Global Advisors has no bank account in Illinois;

(vii) Global Advisors has no revenues from, and no clients in, Illinois; and

(viii) Global Advisors does not solicit clients in Illinois.

In sum, Global Advisors has not had the requisite "substantial, continuous and systemic" contacts with the State of Illinois for this Court to exercise general personal jurisdiction over it.

b. **Specific Personal Jurisdiction** — This Court lacks specific personal jurisdiction because no allegedly actionable activity was "purposefully directed" at Illinois. None of its challenged conduct (e.g., the valuation of portfolio securities of the

Fund) occurred in Illinois. Accordingly, there is no basis for this Court to exercise specific personal jurisdiction over Global Advisors.[1]

5. Global Advisors will file a memorandum of law setting forth its legal arguments and case authority supporting the dismissal of plaintiff's claims against Global Advisors.

Wherefore, for the reasons set forth herein, in the attached Affidavit of Gregory E. McGowan, and in the memorandum of law to be filed in support of this motion, Defendant Templeton Global Advisors Limited respectfully requests that the Court grant the motion to dismiss the Complaint against it for lack of personal jurisdiction.

Dated: June 11, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: L. M. Wood

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

---

[1] Given the absence of any meaningful contact by Global Advisors (e.g. any act by which it purposefully availed itself of the privilege of conducting business in Illinois) , the due process requirements of the United States constitution are not met here. See also Pilipauskas v. Yakel, 258 Ill. App. 3d 47, 629 N.E.2d 733 (1994).

OF COUNSEL:

Daniel J. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 11th day of June, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
2901 N. Central Ave., Suite 1000
Phoenix, Arizona 85012

ATTORNEYS FOR PLAINTIFF

L. M. Wood

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
AUG 04 2004
CLERK OF CIRCUIT COURT #8
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	Cause No: 03L-2049
vs.	)	
Templeton Funds, Inc. and Templeton Global Advisors Limited,	)	
Defendants.	)	

Memorandum of Law of
Defendant Templeton Global Advisors, Limited
in Support of Motion to Dismiss
for Lack of Personal Jurisdiction

Defendant Templeton Global Advisors, Limited ("Global Advisors") submits this memorandum of law in support of its motion to dismiss the Complaint against it for lack of personal jurisdiction, pursuant to § 5/2-301, Ill. Code Civ. Pro. Global Advisors is a foreign investment adviser with no contact with Illinois for jurisdictional purposes. It does not have any office, employees, officers, directors, or clients in Illinois. It does not solicit clients in Illinois. It is not "doing business" in Illinois. Its sole office is in Nassau, the Bahamas. Its sole business is as an investment adviser to a Florida-based mutual fund (and other clients not based in Illinois). In addition, the allegedly actionable conduct – the so-called "stale" pricing of portfolio securities of the Florida-based mutual fund (in which Plaintiff is allegedly an investor) – did not take place in Illinois. Plaintiff does not state anything to the contrary in the Complaint. For these and other reasons set forth in the accompanying papers, the Court should hold that it lacks personal jurisdiction over Defendant Global Advisors.

The Facts

The relevant facts are set forth in the affidavit of Gregory E. McGowan filed with the motion and, in the interests of brevity, will not be repeated herein.

The Law

The Court Lacks Personal Jurisdiction Over Defendant Global Advisors

Plaintiff cannot satisfy the "quite high" standard for this Court's general jurisdiction,[1] namely that Global Advisors' contacts with Illinois were not occasional or transient, but were "continuous, permanent, ongoing and systematic." Cook Assocs., Inc. v. Lexington United Corp., 87 Ill. 2d 190, 201, 429 N.E.2d 847, 852 (1981); Kadala v. Cunard Lines Ltd., 226 Ill. App. 3d 302, 314, 589 N.E.2d 802, 810 (1st Dist. 1992).

In Rokeby-Johnson v. Derek Bryant Insurance Brokers, Ltd., 230 Ill. App. 3d 308, 320, 594 N.E.2d 1190, 1198-99 (1st Dist. 1992), the Court held that personal jurisdiction, on the ground of "doing business," was lacking as to a London-based insurance broker which was alleged to have breached its contracts with plaintiffs to supervise another firm which would issue insurance policies to plaintiffs, stating (at 1198):

> Under the proper analysis, there is no showing here that Bryant Brokers was "doing business" in Illinois. The record does not reveal that Bryant Brokers actively procured business from Illinois. Plaintiffs allege that Bryant Brokers "made repeated solicitations and visits of its officers to Illinois"; however, under Cook and its progeny, mere solicitation does not vest jurisdiction in the Illinois courts.

---

[1] The "specific" form of personal jurisdiction is not an issue in this action. Plaintiff's claims do not arise out of any challenged activity in Illinois. Thus, there is no basis for "specific" personal jurisdiction. Campbell v. Mills, 262 Ill. App. 3d 624, 628, 634 N.E.2d 41, 44 (5th Dist. 1994). Similarly, given the absence of any meaningful contact by Global Advisors (e.g., any act by which it purposefully availed itself of the privilege of conducting business in Illinois), the due process requirements of the United States Constitution are not met for this Court to exercise jurisdiction over Global Advisors. See, e.g., Pilipauskas v. Yakel, 258 Ill. App. 3d 47, 629 N.E.2d 733, 738-41 (1st Dist. 1994).

Furthermore, in Khan v. Van Remmen, Inc., 325 Ill. App. 3d 49, 55, 756 N.E.2d 902, 908 (2nd Dist. 2001), the Court held that the defendant Wisconsin-based company, in an action to recover wages from it, was not "doing business" in Illinois even when it had clients in Illinois, stating (at 908):

> We do not consider the placement of four employees with Illinois companies over a five-year period to be sufficiently permanent or continuous contacts to constitute "doing business" in Illinois.
>
> Contrary to plaintiff's assertion, the fact that a nonresident corporation has clients in Illinois does not necessarily lead to the conclusion that the corporation was doing business in Illinois. . . . Further, VRI had no offices in Illinois, no Illinois phone number, and no other permanent or continuous connection with Illinois that would establish that it was doing business in Illinois.

Again, in Kadala, 589 N.E.2d at 810, the Court held that revenues earned by an out-of-state business through extensive advertising in Illinois did not submit the business to jurisdiction under the "doing business" test, stating (at 810):

> Plaintiff here emphasizes the extensive nature of defendant's advertising activity in Illinois and revenues derived from Illinois in support of her contention that defendant has conducted business on a "continuing and systematic basis." We do not, however, believe that these activities satisfy the "doing business" test. . . . At best, advertising amounts only to solicitation, which, as discussed above, is insufficient to submit a defendant to jurisdiction under the "doing business" test, as it is insufficient under the "transaction of business" test postulated under section 2-209 of the long-arm statute. [citations omitted] The fact that a defendant who solicits business in the State derives revenue from the State would seem to be implicit, even though not expressly discussed in the cases, as a natural result [of] successful solicitation, and not an independent factor upon which to determine that a non-resident corporation is "doing business" in the State. Moreover, defendant here did not receive any revenues in this state; all payments were received in its New York office. Accordingly, we hold that defendant is not "doing business" in Illinois so as to be amenable to *in personam* jurisdiction.

Accord Radosta v. Devil's Head Ski Lodge, 172 Ill. App. 3d 289, 294-96, 526 N.E.2d 561, 564-65 (1st Dist. 1988) (the "doing business" test was not satisfied where an out-of-state business sold its ski services in local Illinois shops, bought billboard advertising in Illinois, and had an Illinois telephone number, and attended annual trade shows in Illinois); Huck v. Northern Ind. Pub. Serv. Co., 117 Ill. App. 3d 837, 843-44, 453 N.E.2d 1365, 1371 (1st Dist. 1983) ("doing business" test not satisfied where defendant maintained no offices, solicited no business and had no employees, agents or customers in Illinois).

Here, these holdings mandate a finding that the Court lacks "general" personal jurisdiction over Global Advisors. As shown in the Affidavit of Gregory E. McGowan, Global Advisors has not even had occasional contacts with Illinois sufficient for jurisdictional purposes. It has had no physical presence in Illinois. Like the defendant in Khan, 756 N.E.2d at 908, Global Advisors has "had no offices in Illinois [and] no Illinois phone number." Its sole office has been and is in the Bahamas. It has no employees, offices or agents in Illinois. See Huck, 453 N.E.2d at 1371. It also has had no client in Illinois. See Khan, 756 N.E.2d at 908, where the Court found that the defendant was not "doing business" in Illinois even though it was servicing clients in Illinois. Global Advisors also does not go into Illinois to solicit business. See Rokeby-Johnson, 594 N.E.2d at 1198-99. It also has none of the other indicia of "doing business" in Illinois: it is not licensed or qualified to do business in Illinois, it has no bank account in Illinois, and it has no representatives in Illinois for service of process or otherwise.

Conclusion

The Court should dismiss the Complaint against Defendant Templeton Global Advisors Limited on the ground of lack of personal jurisdiction.

Dated: August 4, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: ______________________________

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 4th day of August, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
2901 N. Central Ave., Suite 1000
Phoenix, Arizona 85012

ATTORNEYS FOR PLAINTIFF

[signature]

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

FILED
SEP 08 2004
CLERK OF CIRCUIT COURT #14
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

JOSEPH PARISE, JR., as Trustee of the Icon Mechanical Construction and Engineering 401k Retirement Savings Plan, individually and on behalf of all others similarly situated,

Plaintiff,

vs.

TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS, LTD.,

Defendants.

Case No: 03-L-2049

JURY TRIAL DEMANDED

Amended Answer of
Templeton Funds, Inc.
<u>to the Complaint</u>

Defendant Templeton Funds, Inc. ("Funds, Inc.") answers the Complaint as follows:

Funds, Inc. denies the allegations in the Complaint about or pertinent to Funds, Inc., Global Advisors and plaintiff Joseph Parise, Jr. as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan (the "Icon Plan") unless expressly admitted or otherwise responded to as follows:

Para.	**Response**
1.	Denies knowledge or information sufficient to form a belief as to the truth of the allegations.
2.	Denies, except admits that Funds, Inc. is a Maryland Corporation with its principal place of business in Fort Lauderdale, Florida, and asserts that Funds, Inc. is a registrant with the United States Securities and Exchange Commission.

EXHIBIT
tabbles
D

3. Denies, except asserts that Global Advisors is a Bahamas corporation with its principal place of business in Nassau, Bahamas; that the day-to-day tasks associated with running the business of the Fund such as investment management, share marketing, distribution, redemption, financial and regulatory reporting and custodianship of funds are contracted out since the Fund has no employees; that Global Advisors is under contract to serve as the investment manager for the Fund, and that Global Advisors selects the Fund's investments.

4.-5. Denies.

6. Denies, except admits that the foreign securities purchased by the Fund for its portfolio are traded principally in securities markets outside of the United States.

7. Denies.

8. Denies, except admits that, in general, shares of open end mutual funds are sold to investors at a price based upon the net asset value ("NAV") per share plus any applicable charges; and that those investors may redeem their share(s) at the NAV of the share(s) less any applicable charges.

9. Admits.

10. Denies, except admits that sale and redemption prices are based upon the NAV which in turn depends, in part, upon the fluctuating value of the Fund's underlying portfolio of securities; the NAV is recalculated every business day; and that the Fund's share price (NAV) is set once every business day at the close of trading on the New York Stock Exchange.

11. Denies, except admits that a significant portion of the securities in the Fund are foreign securities; the home markets for such foreign securities may include

London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney; and those markets are located in time zones that are approximately five hours to fifteen hours ahead of Eastern Standard Time.

12. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about "[s]tudies of world financial markets"; and "correlation between the value of the fund's securities and these benchmarks."

13.-14. Denies knowledge or information sufficient to form a belief as the truth of the allegations.

15. Denies.

16. Denies, except admits on information and belief that the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session before the NAV is set for the Fund.

17. Denies, except admits on information and belief that the exchange located in Sydney, Australia observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:00 p.m. local time (often at 2:00 a.m. Eastern time).

18. Denies, except admits on information and belief that the exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 3:00 p.m. local time (often at 2:00 a.m. Eastern time).

19. Denies, except admits on information and belief that the exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 1:30 p.m. local time (often at 1:30 a.m. Eastern time).

20. Denies, except admits on information and belief that the exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:00 p.m. local time (often at 4:00 a.m. Eastern time).

21. Denies, except admits on information and belief that the exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:00 p.m. local time (often at 5:00 a.m. Eastern time).

22. Denies, excepts admits on information and belief that the exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:00 p.m. local time (often at 5:00 a.m. Eastern time).

23. Denies.

24. Denies, except admits on information and belief that the exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 8:00 p.m. local time

(often at 2:00 p.m. Eastern time).

25. Denies, except admits on information and belief that the exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:30 p.m. local time (often at 11:30 a.m. Eastern time).

26. Denies, except admits on information and belief that the exchange located in London, England observes normal trading hours of 8:00 a.m. to 4:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (often at 11:30 a.m. Eastern time).

27. Denies, except admits that a portion of the underlying securities of the Fund are listed on foreign exchanges and trade during each market's respective session.

28. Denies, excepts denies knowledge or information sufficient to form a belief as to the truth of the allegations about what the "market timing strategy stems from"; what "[m]arket timing traders are able to predict"; and the "stale price strategy of market timers".

29.-34. Denies.

35. Denies, except admits that plaintiff purports to bring this action as a class action.

36.-43. Denies.

44. Repeats and realleges its responses to the paragraphs incorporated by reference therein.

45. Denies, except respectfully refers to the prospectus for a correct statement of its contents.

46. Denies, except declines to respond to matters of law (particularly what the Board of Directors is "required" to review and approve); and asserts that Global Advisors serves as the investment manager of the Fund; provides portfolio management services to and selects the securities for the Fund to buy, hold or sell; and further asserts that Global Advisors receives fees based on the percentage of assets under management for managing the Fund's assets.

47. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegation that the plaintiff has held shares of the Fund.

48. Declines to respond to matters of law.

49.-50. Denies.

51. Repeats and realleges its responses to the paragraphs incorporated by reference therein.

52.-54. Denies.

Additional and Affirmative Defenses

Without waiving its denial of liability, defendant Funds, Inc. alleges the following additional and affirmative defenses:

First Affirmative Defense

To the extent that any portion of the claims asserted in the Complaint are individual claims, they would be claims in connection with the purchase or sale of securities, and therefore exist only (if at all) under the federal securities laws. As provided in the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. § 78bb(f), no state law claim can be maintained as to such matters.

Second Affirmative Defense

The Court lacks subject matter jurisdiction over this action.

Third Affirmative Defense

The Complaint fails to state a claim against Funds, Inc. and Global Advisors upon which relief may be granted.

Fourth Affirmative Defense

The claims asserted in the Complaint are derivative claims, not class claims, and this action is not properly brought as a class action.

Fifth Affirmative Defense

The Complaint, which asserts solely derivative claims, fails to allege the efforts, if any, made to make demand on the Fund's Board of Directors to take the actions plaintiff desires and the reasons for his failure to obtain the action or for not making the effort.

Sixth Affirmative Defense

Plaintiff's action is not maintainable as a class action because plaintiff fails to satisfy the applicable requirements for maintenance of a class action under Illinois law.

Seventh Affirmative Defense

The claims asserted by plaintiff are preempted by federal law. The claims relate to the pricing of portfolio securities of the Fund. This entire matter is the subject of a complex, nationwide regulatory scheme administered by the Securities and Exchange Commission through rules, regulations and regular audits and is not a matter appropriately before this Court.

Eighth Affirmative Defense

The Complaint fails to allege any legally cognizable theory of damages.

Ninth Affirmative Defense

The claims against Funds, Inc. and Global Advisors are barred in whole or in part by the applicable statutes of limitation.

Tenth Affirmative Defense

The claims asserted by plaintiff are barred by the doctrines of laches, waiver, estoppel and ratification.

Eleventh Affirmative Defense

Venue is not proper in this Court.

Twelfth Affirmative Defense

The Court lacks personal jurisdiction over the defendants.

Thirteenth Affirmative Defense

Plaintiff lacks standing to assert the claims in the Complaint.

Fourteenth Affirmative Defense

The claims of plaintiffs and the members of the purported class are barred because they have incurred no damages as a result of defendants' alleged conduct and/or have failed to mitigate their damages.

Fifteenth Affirmative Defense

In the event that plaintiff's purported class is certified, defendant Funds, Inc. reserves the right to assert any and all other and further defenses against any member of any class that may be certified.

Sixteenth Affirmative Defense

Defendant Funds, Inc. hereby gives notice that it intends to rely upon such other defenses as may become available or ascertained during the course of discovery proceedings, and hereby reserves the right to amend this Answer to assert any such defense.

Seventeenth Affirmative Defense

Defendant Funds, Inc. states that plaintiff has not stated and cannot state a claim for punitive damages for one or more of the following reasons:

A. The recovery of punitive damages violates the due process and equal protection clauses of the Fourteenth Amendment to the United States Constitution, and would be based upon a standard which is unconstitutionally vague.

B. The recovery of punitive damages would violate substantive due process, as afforded under the Fifth Amendment to the United States Constitution, and as applied to state courts via the Fourteenth Amendment, in that defendants may be subject to multiple awards for a single course of conduct.

C. The imposition of punitive damages would constitute an excessive fine in violation of the Eighth Amendment to the United States Constitution.

D. The recovery of punitive damages is barred by the due process clauses of the Fifth and Fourteenth Amendments to the United States Constitution, because the standards and procedures for determining and reviewing such awards under applicable law do not sufficiently ensure meaningful individualized assessment of appropriate deterrence and retribution.

E. The recovery of punitive damages is barred by the due process clauses of the Fifth and Fourteenth Amendments to the United States Constitution, because there are no realistic standards or limits imposed on the amount of punitive damages which may be awarded, and no required relationship between the actual damages sustained and the amount of punitive damages which may be awarded.

F. The recovery of punitive damages is barred by the Equal Protection Clause of the Fourteenth Amendment to the United States Constitution, because the vague standard employed in punitive damages cases results in extremely disparate results among similar defendants accused of similar conduct.

G. The recovery of punitive damages is barred by the Fourth, Fifth and Fourteenth Amendments to the United States Constitution, since the purpose of punitive damages is to punish and deter, and there are no adequate procedural safeguards in place to protect a defendant's right against self-incrimination, right to proof beyond a reasonable doubt and right to freedom from unreasonable searches and seizures.

H. The recovery of punitive damages in this case is barred by the provisions of the Constitution of the State of Illinois. Such damages are precluded because the standards of recovery of the same are too vague to give notice of the conduct prohibited, and they would subject defendants to multiple jeopardy, excessive fines, and unusual punishment and would be a violation of due process.

Wherefore, Funds, Inc. demands judgment dismissing the Complaint and awarding it costs, attorneys' fees and such other and further relief as this Court deems just and proper.

JURY DEMAND

Defendant Funds, Inc. hereby demands a trial by jury of the claims in this action.

Dated: September 8, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: ______________________

Raymond R. Fournie	#3126094
Glenn E. Davis	#6184597
Lisa M. Wood	#6202911
Jacqueline P. Ulin	#6276863

One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 8th day of September, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
2901 N. Central Ave., Suite 1000
Phoenix, Arizona 85012

ATTORNEYS FOR PLAINTIFF

L. M. Wood
____

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
SEP 09 2004
CLERK OF CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated,

Plaintiff,

vs.

Templeton Funds, Inc. and Templeton Global Advisors Limited,

Defendants.

Cause No: 03-L- 2049

MOTION OF TEMPLETON FUNDS, INC. TO DISMISS PURSUANT TO DOCTRINE OF INTERSTATE FORUM NON CONVENIENS

Defendant Templeton Funds, Inc. ("Templeton Funds"), by its attorneys, respectfully moves the Court to dismiss this action, pursuant to the interstate forum non conveniens doctrine, on the ground that this Court is an improper forum for the action.

In support of its motion, Templeton Funds states as follows:

I. The Complaint

1. The Complaint is brought by an alleged investor in a Florida-based mutual fund (the "Fund"), purporting to sue on behalf of himself and a putative class of investors in that Fund. The Complaint names two defendants, Templeton Funds, a sponsor of the Florida-based Fund, and Templeton Global Advisors Limited ("Global Advisors"), the Bahamas-based adviser to the Fund.

2. The Complaint alleges that the defendants improperly value the Fund's shares at 4:00 p.m. E.S.T. using the last trade price in the home market of each foreign security held by the Fund (Cplt. ¶ 12). The Complaint alleges that those foreign prices are "stale" since they do

not reflect the current value of those shares at 4:00 p.m. E.S.T. when the value of the Fund shares is determined (Cplt. ¶ 15). It then claims that the defendants' use of stale prices injures Fund shareholders, because market-timing traders take advantage of the stale prices to obtain excess profits at the expense of the Fund and its shareholders (Cplt. ¶ 30).

II. Ground for Dismissal: The Doctrine of Interstate *Forum Non Conveniens*

3. In Illinois, pursuant to the common law doctrine of interstate forum non conveniens, the "court may decline jurisdiction of a case even though it may have proper jurisdiction over all parties and the subject matter involved whenever it appears that there is another forum that can better 'serve the convenience of the parties and the ends of justice.'" Cook v. General Elec. Co., 146 Ill. 2d 548, 588 N.E.2d 1087 (1992); Adkins v. Chicago Rock Island & Pac. R.R., 54 Ill. 2d 511, 514 N.E.2d (1973).

4. Illinois courts must balance a number of factors in determining whether a case should be transferred to another forum pursuant to the doctrine of interstate[1] forum non conveniens. The relevant factors include "private factors," which consider whether the forum is convenient for the litigants, and "public factors," which take into account the administration of the courts.

5. The private factors include: (1) the convenience of the parties; (2) the relative ease of access to sources of proof; and (3) all other practical problems that make trial of a case "easy, expeditious, and inexpensive," such as, the availability of compulsory process for attendance of unwilling witnesses and the cost of obtaining attendance of such witnesses. See

---

[1] The same considerations of convenience and fairness apply equally when deciding motions based upon interstate forum non conveniens or intrastate forum non conveniens. See Vinson v. Allstate, 144 Ill. 2d 306, 310, 579 N.E.2d 857, 859 (1991) (citing Torres v. Walsh, 98 Ill. 2d 338, 350, 456 N.E.2d 601, 607 (1983)).

First Nat'l Bank v. Guerine, 198 Ill. 2d 511, 516, 764 N.E.2d 54, 58 (2002); Peile v. Skelgas, Inc., 163 Ill. 2d 323, 336-37, 645 N.E.2d 184, 190-91 (1994) The public factors include: (1) court congestion; (2) the interest of having "localized" controversies decided locally; and (3) the unfairness and burden of imposing the expense of a trial and the obligation of jury duty on residents of an unrelated forum. See First Nat'l Bank v. Guerine, 198 Ill. 2d at 517, 764 N.E.2d at 58; Peile v. Skelgas, Inc., 163 Ill. 2d at 336-37, 645 N.E.2d at 190-91. In applying that test, courts must evaluate the "total circumstances" of the case, without placing central emphasis on any one factor. First Nat'l Bank v. Guerine, 198 Ill. 2d at 518, 764 N.E.2d at 59. The application of the forum non conveniens doctrine has been addressed in a number of other Illinois Supreme Court decisions as well. See, e.g., Cook, 146 Ill. 2d at 555, 588 N.E.2d at 1091; Washington v. Illinois Power Co., 144 Ill. 2d 395, 399, 581 N.E.2d 644, 645 (1991); Bland v. Norfolk and W. Ry., 116 Ill. 2d 217, 224, 506 N.E.2d 1291, 1294-95 (1987); Wieser v. Missouri Pac. RR., 98 Ill. 2d 359, 366-72, 456 N.E.2d 98, 102-04 (1983).

6. Here, in light of those factors the Court should dismiss the action on the ground of interstate forum non conveniens. Illinois had no role in the challenged events, such as the valuations of portfolio securities. Rather, they took place in Florida and elsewhere. The convenience of the parties and the witnesses further demonstrates that Illinois is an improper forum for this litigation. Templeton Funds and Global Advisors have no office or employees in Illinois. Rather, they are located in Florida and the Bahamas, respectively.

7. Similarly, none of the pertinent witnesses resides in or near Illinois. Rather, they all live in or near Florida. Plaintiff himself will not be an important witness at trial. He has no first-hand knowledge of the challenged conduct; the Complaint does not mention any conduct by him or communication to him as part of the claims. The same is true for other members of the

purported class. Accordingly, there is no reason to defer to this single plaintiff's choice of a forum. Finally, none of the other sources of proof is located in Illinois. The relevant documents are located principally in Florida and the Bahamas.

8. Templeton Funds will file a memorandum of law setting forth its legal arguments and case authority supporting the dismissal of plaintiff's action.

Wherefore, for the reasons set forth herein, in the Affidavit of Robert C. Rosselot attached hereto as Exhibit A, and in the memorandum of law to be filed in support of this motion, Defendant Templeton Funds, Inc. respectfully requests that the Court grant the motion to dismiss the Complaint pursuant to the doctrine of interstate forum non conveniens.

Dated: September 9, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By:

Raymond R. Fournie	#3126094
Glenn E. Davis	#6184597
Lisa M. Wood	#6202911
Jacqueline P. Ulin	#6276863

One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 9th day of September, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
2901 N. Central Ave., Suite 1000
Phoenix, Arizona 85012

ATTORNEYS FOR PLAINTIFF

____

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	Cause No: 03L- 2049
vs.	)	
Templeton Funds, Inc. and Templeton Global Advisors Limited,	)	
Defendants.	)	

AFFIDAVIT OF ROBERT C. ROSSELOT

State of Florida)
) ss.:
Broward County)

Robert C. Rosselot, being first duly sworn, deposes and states:

1. I am Assistant Secretary of Defendant Templeton Funds, Inc. ("Templeton Funds"), and have held that position since 2001. I am also an attorney at law . I submit this Affidavit in support of Defendant Templeton Funds, Inc.'s motion to dismiss the Complaint pursuant to the doctrine of interstate forum non conveniens. I have personal knowledge of the matters set forth herein.

2. Templeton Funds is a Maryland corporation with its principal place of business in Ft. Lauderdale, Florida. It is the sponsor of the Florida-based mutual fund in which plaintiff Joseph Parise alleges the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan (the "Plan") is a shareholder – namely, Templeton Foreign Fund (the "Fund").

EXHIBIT
A
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3. Defendant Templeton Global Advisors Limited ("Global Advisors") is a corporation organized under the laws of the Bahamas with its sole place of business in Lyford Cay, Nassau, Bahamas. Global Advisors, at all relevant times, has provided investment advisory services to the Fund.

4. None of the challenged conduct — the allegedly improper valuations of portfolio securities of the Fund and allegedly allowing "market timing" transactions in the Fund — occurred in Illinois. It occurred in Florida and elsewhere. In those locations, Fund board meetings took place and other challenged conduct – in particular, fund trading, fair value pricing, and surveillance for market timers – occurred.

5. Neither Templeton Funds nor Global Advisors has an office in Illinois. None of the directors, officers or employees resides or works in Illinois. They reside and work in Florida, the Bahamas, and elsewhere.

6. The pertinent witnesses — especially the officers and employees of Global Advisors and affiliates with direct knowledge about market timing policies and the valuation of the foreign securities held by the Fund — reside and/or work in or near Florida.[1] Very little or no airplane travel should be required of the witnesses to attend a trial there — unlike Illinois. Indeed, there is no assurance that all those witnesses would appear at a trial in Illinois. Moreover, the attendance of those persons at a trial in Illinois would require them to be absent from their work, possibly for an extended period of time. There is no non-stop service between St. Louis and Nassau, Bahamas. Obviously, any disruption in the work of the persons managing or administering the Fund because of travel would not benefit the Fund or its stockholders.

---

[1] The witnesses are listed in Exhibit A.

7. Plaintiff himself will not be providing important testimony at the trial of this purported class action. The Plan is allegedly the record owner of only one of the thousands of shareholder accounts of the Fund and there is no reason to believe that Mr. Parise has first-hand knowledge of the challenged conduct. The complaint does not mention a single act by or communication to Mr. Parise or any member of the purported class.

8. Global Advisors and Templeton Funds have no business records in Illinois. Their business records are located principally in Florida and the Bahamas.

9. In sum, there is no connection whatsoever of this purported class action to Illinois other than the fact that the would-be class plaintiff lives in Illinois.

Robert C. Rosselot

Subscribed and sworn to before me
this 8th day of September, 2004.

Karen S. Ciampa
Notary Public

Karen S. Ciampa
Commission # DD 021489
Expires June 13, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

EXHIBIT A

Name	Work Address	Position
Jimmy D. Gambill	Fort Lauderdale, Florida	President of Franklin Templeton Services, LLC and Sr. Vice President and Chief Executive Officer – Finance and Administration of Templeton Funds, Inc.
Edward L. Geary	Fort Lauderdale, Florida	Sr. Vice President of Franklin Templeton Services, LLC
Thomas Johnson	St. Petersburg, Florida	Manager, Compliance
Jeffrey A. Everett	Nassau, Bahamas	President, Templeton Global Advisors Limited
Peter D. Jones	St. Petersburg, Florida	President, Franklin/Templeton Distributors, Inc.
Andrew H. Hines, Jr.	St. Petersburg, Florida	Former Independent Director of Templeton Funds, Inc.
Charles B. Johnson	San Mateo, California and Miami, Florida	Chairman of the Board and Director of Templeton Funds, Inc.